
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Healthwave Ventures Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Florida

    ***Date of organization***
    May 21, 2025

*Physical address of issuer*
205 S. Myrtle Ave., Clearwater, FL 33756

*Website of issuer*
https://HealthwaveVentures.com

*Name of intermediary through which the Offering will be conducted*
Equity St. Portal LLC

*CIK number of intermediary*
0001968018

*SEC file number of intermediary*

007-00412

*CRD number, if applicable, of intermediary*
319192

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering*
A cash-based success fee payable to Equity St. Portal LLC of 3.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
Securities equal to 2% of the total Securities issued in the Successful Offering will be issued to Equity St. Portal LLC as compensation for serving as the intermediary in this Offering.

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
North Capital Private Securities Corporation

*Type of security offered*
Common Stock

*Target number of Securities to be offered*
2,000

*Price (or method for determining price)*
$50.00

*Target offering amount*
$100,000.00

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☑ Pro-rata basis
☐ First-come, first-served basis
☐ Other: _____

*Maximum offering amount (if different from target offering amount)*
$5,000,000.00

*Deadline to reach the target offering amount*
February 14, 2027

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
3

|  | **Most recent fiscal year-end** (as of 11/30/25) | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $1,605.00 | N/A |
| **Cash & Cash Equivalents** | $1,605.00 | N/A |
| **Accounts Receivable** | $0.00 | N/A |
| **Short-term Debt** | $0.00 | N/A |
| **Long-term Debt** | $0.00 | N/A |
| **Revenues/Sales** | $0.00 | N/A |
| **Cost of Goods Sold** | $0.00 | N/A |
| **Taxes Paid** | $0.00 | N/A |
| **Net Income** | ($11,079.00) | N/A |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**February 23, 2026**

**FORM C**

**Up to $5,000,000.00**

**Healthwave Ventures, Inc.**



**Common Stock**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Healthwave Ventures Inc, a Florida Corporation (the "Company," as well as references to "we," "us," or "our", "Healthwave"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase

Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Equity St. Portal LLC (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 3.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings, and 2% of the total Securities issued in the Offering.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount | $100.00 | $3.50 | $96.50 |
| Aggregate Minimum Offering Amount | $100,000.00 | $3,500.00 | $96,500.00 |
| Aggregate Maximum Offering Amount | $5,000,000.00 | $175,000.00 | $4,825,000.00 |

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2) Equity St. Portal LLC will also receive 2% of the total Securities issued in connection with the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://HealthwaveVentures.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in**

**this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is February 23, 2026.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION

NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE

MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

### *Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://Healthwave.com

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Healthwave Ventures Inc. (the "Company") is a Florida Corporation, formed on May 21, 2025.

The Company is located at 205 S. Myrtle Ave., Clearwater, FL 33756.

The Company's website is https://HealthwaveVentures.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

Healthwave Ventures is pioneering a novel approach in the health and wellness industry with its proprietary 3-axis sonic realignment technology, which employs advanced sound waves for precise, non-invasive spinal adjustments as an alternative to manual chiropractic methods, yielding reported benefits such as rapid pain relief, better posture, and overall enhanced well-being based on initial clinical and user feedback. The company plans to generate revenue primarily by attracting patients seeking this superior, technology-driven option for spinal alignment over conventional treatments.

**The Offering**

| | |
|---|---|
| **Minimum amount of Common Stock being offered** | 2,000 |
| **Total Common Stock outstanding after Offering (if minimum amount reached)** | 1,002,000 |
| **Maximum amount of Common Stock** | 100,000 |
| **Total Common Stock outstanding after Offering (if maximum amount reached)** | 1,100,000 |
| **Purchase price per Security** | $50.00 |
| **Minimum investment amount per investor** | $50.00 |
| **Offering deadline** | February 14, 2026 |
| **Use of proceeds** | See the description of the use of proceeds on page 52 hereof. |
| **Voting Rights** | One vote per share. See the description of the voting rights on page 61 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

*To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.*

We are a startup Company, and our business model currently focuses on establishing potential outlets for the Integrity Genesis machine rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 2026, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

***We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were incorporated under the laws of Florida on May 21, 2025. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***We rely on other companies to provide all components for the Integrity Genesys machine, including major components, and subsystems for our products.***
We subcontract the manufacturing of our device and thus depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide the various components and subassemblies which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular the various components and subsystems.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we

desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

### *Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.*

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

### *Customers often finance purchases of our products, particularly Integrity Genesis Machine.*

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

### *The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*

In particular, the Company is dependent on Dr. Stan Pierce who is the CEO and Founder of the Company. The Company has or intends to enter into employment agreements with Dr. Stan Pierce although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Dr. Stan Pierce or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

### *We rely on various intellectual property rights, including patents in order to operate our business.*

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

### *From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.*

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary right. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

### *Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.*

The Company is dependent on Dr. Stan Pierce in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Dr. Stan Pierce die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

*We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.*

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

*We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.*

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

*Changes in employment laws or regulation could harm our performance.*

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

*The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.*

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.***

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

***We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.***

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: A quarantine would impact us as it would any business, and would be devastating given that our process involves clients visiting our facilities. We would adjust as businesses did during the COVID-19 situation. As for suppliers, they would likely be impacted as well. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

***Successful development of our products is uncertain.***

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development, clinical testing, or manufacturing;

- unplanned expenditures in product development, clinical testing, or manufacturing;

- failure to receive regulatory approvals;

- inability to manufacture on our own, or through any others, product candidates on a commercial scale;

- failure to achieve market acceptance; and

- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

***Certain provisions of the Health Care Reform Law could affect us adversely.***
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

***The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.***
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

***Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.***
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and

delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

***A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid.***

Specifically, we derived 0% of our revenue from the Medicare and Medicaid programs in 2025. However, we could derive revenue from Medicare and Medicaid in the future, thus changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

***Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.***

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012, ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

***Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.***

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and

Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

### *The healthcare industry is highly regulated.*

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

### *Products that we manufacture, source, distribute or market may be required to comply with regulatory requirements.*

To lawfully operate our businesses, we may be required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

### *The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA). ~~Our equipment is approved by the American Medical Association, and the FDA would have no impact on it.~~ As for overseas authorities, there could be regulatory hurdles that we might face, however our business plan is for business in the United States at this time.*

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

*The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.*

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

*Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.*

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

*We rely on a small group of third-party distributors to effectively distribute our products outside the United States.*

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies outside of the United States. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

***The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.***

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

***If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.***

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products, and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

***The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.***

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

***We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.***

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

***If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.***

Our success in marketing our products depend in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

***We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.***

If one or more of our product candidates is approved, we will likely be subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced-price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

***If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.***

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third-party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a covered entity and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation and potentially fines and penalties. At this point, we have no plans for expansion outside North America. In the event, that we do expand, we would be required to comply with the regulatory authorities.

***Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.***

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures, which would negatively affect our business.

***New product development involves a lengthy, expensive and complex process.***

We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations. nothing currently, except product improvements on existing equipment. There can be no assurance that we can develop and commercialize our products at all. New product development involves a lengthy, expensive and complex process and we currently have no fully validated diagnostic candidates. In addition, before we can commercialize any new product candidates, we will need to:

- conduct substantial research and development;

- conduct validation studies;

- expend significant funds;

- develop and scale-up our laboratory processes; and

- obtain regulatory approval and acceptance of our product candidates.

- This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

- failure of the product at the research or development stage; and

- lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate, or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

***We face significant competition from other biotechnology and pharmaceutical companies.***
We are aware of several companies that are working to develop drugs that would compete against our drug candidates. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do, as well as in obtaining regulatory approvals of those drug candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug candidates that are more effective or less costly than any drug candidate that we may develop.

Our ability to compete successfully will depend largely on our ability to:

- discover, develop and commercialize treatment technologies that are superior to other products in the market;

- demonstrate through our clinical trials that our treatment technology candidates are differentiated from existing and future therapies;

- attract qualified scientific, product development and commercial personnel;

- obtain patent or other proprietary protection for our ~~drugs and~~ technologies;

- obtain required regulatory approvals; successfully collaborate with medical device companies in the discovery, development and commercialization of new technology; and

- negotiate competitive pricing and reimbursement with third party payors

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any technology candidate we develop. The inability to compete with existing or subsequently introduced medical device candidates would have a material adverse impact on our business, financial condition and prospects.

***Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.***
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

***Our manufacturing activity is subject to certain risks.***
We contract with third-party manufacturers to produce all of our products in accordance with our specifications and standards. Our manufacturing facilities and distribution facilities are subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts. While we have implemented stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we do not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

In addition, the occurrence of manufacturing-related compliance issues could require subsequent withdrawal of the drug approval, reformulation of the drug product, additional testing or changes in labeling of the finished product. Any delay, interruption or cessation of production by our third-party manufacturers or strategic partners of our commercial products or product candidates, or their respective materials and components, as a result of any of the above factors or otherwise, may limit our ability to meet demand for commercial products and/or delay ongoing clinical trials, either of which could have a material adverse effect on our business, results of operations and financial condition.

***We could experience difficulties and delays in the manufacturing, distribution and sale of our products.***

Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

***Increased concerns over the safety of our products may result in negative publicity or increased regulatory controls on our products.***

The Company's reputation is the foundation of our relationships with physicians, patients and other customers. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our business could suffer. Pharmaceuticals and medical devices are perceived to be dangerous products, and our customers may have a number of concerns about the safety of our products whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. In addition, government investigations related to the use of our products, but not the efficacy of the products themselves, may cause reputational harm to the Company. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

We are also subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury, even if there is no available evidence of a causal relationship between the adverse event and the product. Such reports may be publicly released by the FDA and other authorities. Furthermore, any adverse publicity associated with adverse events for our products, and related post-marketing actions, could cause consumers to seek alternatives to our products, and thereby cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the adverse event.

***We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.***

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

*Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.*

We utilize third parties, including suppliers, alliances with other biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we outsource manufacturing. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

*Product liability claims could harm our business.*

The development, manufacture, testing, marketing and sale of pharmaceutical products are associated with significant risks of product liability claims. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient's condition or could result in serious injury or impairments or even death. This could result in product liability. Product liability claims may be brought by individuals seeking relief for themselves, or by groups seeking to represent a class of injured patients. Further, third party payors, either individually or as a putative class, may bring actions seeking to recover monies spent on one of our products. As sales of our products increase, the risk that product liability claims will be made against us increases. The risk of product liability claims may also increase if a company receives a warning letter from a regulatory agency. We cannot predict the frequency, outcome or cost to defend any such claims.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available to us in the future on acceptable terms, or at all. Our product liability insurance may not cover all of the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Such claims whether meritorious or not could also harm our reputation and the reputation of our products, adversely affecting our ability to market our products successfully. In addition, defending a product liability lawsuit is expensive and can divert the attention of key employees from operating our business.

In addition, product liability claims could result in an investigation of the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs conducted by the FDA, the EMA, or the competent authorities of the EU member states. Such investigations could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension, variation, or withdrawal of approval, any of which would adversely affect our business.

***Limited reimbursement or insurance coverage of our approved products, if any, by third party payors may render our products less attractive to patients and healthcare providers.***
Market acceptance and sales of any approved products will depend significantly on reimbursement or coverage of our products by third party payors and may be affected by existing and future healthcare reform measures or the prices of related products for which third party reimbursement applies. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may not be able to provide. Furthermore, the reimbursement policies of third-party payors may significantly change in a manner that renders our clinical data insufficient for adequate reimbursement or otherwise limits the successful marketing of our products. Even if we obtain coverage for our product candidates, third party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

Publication of discounts by third party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our partner may elect not to commercialize our products, and our business and financial condition could be adversely affected.

***If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our business could be adversely affected.***
Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

***We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.***

Many of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payors increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. Individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Furthermore, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products, and which suppliers will be included in their prescription drug and other healthcare programs. Any legally mandated price controls or utilization of bidding procedures could negatively and materially impact our revenues, results of operations and financial condition.

***Sales of our products may be adversely affected by the continuing consolidation of our customer base.***

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Net sales to one such customer in 2025 accounted for 10% of our total consolidated sales. Such consolidation has provided and may continue to provide them with additional purchasing leverage and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products, which could have a material adverse effect on our business, financial condition and results of operations.

***Increased pricing pressure and other restrictions in the U.S. and abroad from managed care organizations, institutional Investors, and government agencies and programs, among others, could negatively affect our revenues and profit margins.***

Our products continue to be subject to increasing pressures from market access, pricing and rebates and other restrictions in the U.S, including from (i) rules and practices of managed care organizations and institutional and governmental Investors; (ii) judicial decisions and governmental laws and regulations for Medicare, Medicaid and U.S. healthcare reform, including the 2010 Patient Protection and Affordable Care Act; (iii) the potential impact of pharmaceutical reimbursement, Medicare Part D Formularies and product pricing in general; (iv) delays in gaining reimbursement; (v) government price erosion mechanisms across Europe and in other countries, resulting in deflation for pharmaceutical product pricing; (vi) collection delays in government-funded public hospitals outside the U.S. (vii) the impact on pricing from parallel trade across borders; (viii) other developments in technology and/or industry practices that could impact the reimbursement policies and practices of third-party payers; and (ix) limited or blocked market access due to real or perceived differences in value propositions for our products compared to competing products.

*The illegal importation of counterfeit products and pharmaceutical and medical device products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the U.S. and other countries in which we operate.*

Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the U.S. may lower the prices we receive for our products, which could adversely impact our revenues.

*Illegal imports and counterfeit products may reduce demand for our products.*

The illegal importation of counterfeit products and pharmaceutical products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the United States and other countries in which we operate. Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the United States could adversely impact our revenues.

In addition, third parties may illegally distribute and sell counterfeit versions of our products, which do not meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit drug may be at risk for a number of dangerous health consequences. Our reputation and business could suffer harm as a result of counterfeit drugs sold under our brand name. In addition, thefts of inventory at warehouses, plants or while in-transit, which are then not properly stored and are later sold through unauthorized channels, could adversely impact patient safety, our reputation and our business.

*The Company could be negatively impacted if found to have infringed on intellectual property rights.*

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

### *Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.*

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

### *We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.*

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.***

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

***If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers,] we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.***

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Omega Automation to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

***We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.***

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

***Our failure to deliver high quality solutions could damage our reputation and diminish demand for our products, and subject us to liability.***

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.***

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

***The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

### *Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.*

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

### *Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.***

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

***We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.***

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

**Risks Related to the Securities**

*The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Dr. Stan Pierce.*

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

*The Company has the right to end the Offering early.*

The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

*A majority of the Company is owned by a small number of owners.*

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Your ownership of the Common Stock will be subject to dilution.***
Owners of the Common Stock do not have preemptive rights. If the Company conducts subsequent Offerings of its common stock or securities convertible into common stock, issues shares of its common stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares of its common stock, Investors who do not participate in those other issuances of shares of common stock will experience dilution in their percentage ownership of the Common Stock. Furthermore, Investors may experience a dilution in the value of their Common Stock depending on the terms and pricing of any future share issuances and the value of the Company's assets at the time of future share issuances

***The Securities will be equity interests in the Company and will not constitute indebtedness.***
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.***
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.***

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Common Stock.

***The Company has the right to conduct multiple "rolling" closings during The Offering.***
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business

Healthwave Ventures is pioneering a novel approach in the health and wellness industry with its proprietary 3-axis sonic realignment technology, which employs advanced sound waves for precise, non-invasive spinal adjustments as an alternative to manual chiropractic methods, yielding

40

reported benefits such as rapid pain relief, better posture, and overall enhanced well-being based on initial clinical and user feedback. The company plans to generate revenue primarily by attracting patients seeking this superior, technology-driven option for spinal alignment over conventional treatments.

**Business Plan**

Healthwave Ventures Inc. is developing a non-invasive medical device designed to deliver controlled, three-axis soundwave vibrations intended to support spinal alignment. The system applies targeted acoustic energy without manual manipulation or surgical intervention, with the objective of addressing ~~musculo~~skeletal misalignment and related functional impairments.

The technology is designed for potential use across multiple clinical and rehabilitative contexts, including recovery from traumatic injuries, sports-related musculoskeletal stress, and neurological or stress-related conditions where physical alignment may contribute to symptom presentation. The device is intended for use in clinical and rehabilitative settings and may support adjunctive care pathways alongside existing treatments.

The underlying system was invented by Dr. Stan Pierce, whose background includes work in integrative and rehabilitative medicine. Healthwave Ventures has initiated intellectual property protection through a provisional utility patent covering the device's multi-axis acoustic delivery mechanism.

This business plan outlines the company's development strategy, including regulatory planning, intellectual property protection, initial funding requirements, and phased commercialization. The company is seeking seed capital to support engineering refinement, clinical validation activities, regulatory submission preparation, and early manufacturing readiness.

**History of the Business**

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| We offer sales, service, and use of a 3-axis sonic realignment technology, and we offer various pricing models for each product or services. We outsource manufacturing of the product currently. | Healthwave Ventures offers advanced sound wave technology to achieve precision spinal alignment without physical manipulation. | Hospitals, chiropractor offices, rehab centers, sports clinics, VA hospitals, first responder orgs, neurology clinics, senior clinics, senior care centers, car accident victims, and veterans. |

We already developed a sound wave alignment instrument with patented features to it that may be refined further with the proceeds of this Offering. We also anticipate developing diagnostic technology with initial concept design based on the proceeds of this Offering.

Healthwave's Go-to-Market Strategy and Healthwave's go-to-market (GTM) strategy focuses on building strategic partnerships with high-impact healthcare institutions to accelerate adoption, ensure regulatory compliance, and maximize patient reach. Key Pillars of the GTM Plan: Targeted

Partnerships: VA Hospitals: Collaborate with Veterans Affairs facilities to integrate our equipment for post-traumatic stress disorder (PTSD) and traumatic brain injury (TBI) screening. This leverages VA's nationwide network of 170+ medical centers, tapping into a dedicated veteran population of over 9 million eligible users. Neurology Clinics: Partner with independent and hospital-affiliated neurology practices to provide seamless telemedicine consultations and remote monitoring. Initial pilots target 50+ clinics in high-density regions like California and Texas, where neurological disorders affect 1 in 6 adults. Expanded Ecosystem: Extend alliances to primary care providers, rehabilitation centers, and telehealth aggregators (e.g., integrations with platforms like Teladoc or Amwell) to broaden funnel entry points. Phased Rollout: Pilot Phase (Q1-Q2 2026): Launch co-branded pilots with VA hospitals, neurology and chiropractic clinics, focusing on user feedback and ROI metrics. Scale Phase (Q3 2026 onward): Expand to 50+ partners via referral programs and joint marketing, aiming for 10,000 active users within 18 months. This GTM approach positions Healthwave for rapid market penetration, with a focus on value creation for partners and superior outcomes for patients. By starting with mission-aligned institutions like VA hospitals, we build credibility and momentum for broader adoption.

**Competition**

Healthwave introduces an alternative approach to pain management that differs from established modalities such as laser therapy, broad-spectrum sonic devices, and conventional chiropractic care. The technology is designed around a distinct methodology and set of technical features. As the pain-management market continues to develop and additional solutions enter the field, Healthwave remains focused on ongoing research and development to improve its proprietary technology and adapt to evolving clinical and market requirements.

Healthwave operates within a less-established segment of the health and wellness industry through its proprietary 3-axis sonic realignment technology. Unlike traditional chiropractic care, which relies on manual, hands-on adjustments, Healthwave's system is designed to apply focused sonic vibrations to the spine without physical contact.

The technology is intended to support spinal alignment using controlled sound wave delivery along multiple axes. Its design emphasizes a non-invasive approach and repeatable application through a device-based methodology. Healthwave's solution differs from laser-based therapies, which employ separate mechanisms and are generally applied for different therapeutic purposes. As interest in non-manual and device-assisted alignment methods grows, Healthwave continues to refine its patented 3-axis platform through research and development. The company positions its technology as a distinct alternative to both manual chiropractic techniques and other energy-based modalities, focusing on precision, consistency, and non-contact delivery within spinal alignment applications.

**Supply Chain and Customer Base**

The proprietary 3-axis sonic alignment machine is protected by patents and is currently manufactured through a single established supplier. To date, this arrangement has supported consistent production and delivery. As production volumes increase, the company is evaluating additional manufacturing and sourcing options to support cost efficiency and scalability.
Like most technology-based systems, the machine's design and components are subject to ongoing review and refinement. Healthwave continues to assess opportunities for improvement in

manufacturing processes, component sourcing, and system performance in response to operational needs and market conditions.

Healthwave is at an exhilarating inflection point: immersed in cutting-edge R&D, validating our breakthrough technology through rigorous pilot studies, and navigating the final hurdles toward FDA clearance. This foundational phase positions us to launch with robust clinical evidence and regulatory green lights, paving the way for rapid adoption by health professionals and wellness enthusiasts alike. While we're not yet serving commercial customers, early pilot collaborations with a limited number of clinical partners have produced initial qualitative feedback, which is being collected and evaluated as part of ongoing assessment efforts.—setting the stage for widespread impact once we begin market expansion. Some of these results are seen in videos presented on our website, and we have additional information available.

**Intellectual Property**

*Patents*

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 17/201,831 | Percussive Adjusting Instrument | A percussive adjusting instrument is provided which includes a percussive instrument head and a traversing arm that couples to the percussive instrument head. The percussive instrument head is movable with respect to the traversing arm. A vertical arm supports the traversing arm. The vertical arm | July 1, 2021 | Pending | United States |

| | | also pivots the traversing arm and the percussive instrument head about an axis. A pivot assembly allows movement of the vertical arm and the percussive instrument head. | | | |
|---|---|---|---|---|---|

## Governmental/Regulatory Approval and Compliance

Healthwave operates within a straightforward regulatory landscape, free from any unique business mandates beyond the commonplace healthcare licensure standards—which, as with all patient-facing services, differ modestly by state. This lean compliance framework allows us to focus squarely on innovation and scaling our transformative sonic alignment technology.

## Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

## Other

The Company's principal address is 205 S. Myrtle Ave., Clearwater, FL 33756

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

## USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 3.50% | $3,500 | 3.50% | $175,000 |
| Campaign marketing expenses or related reimbursement | 25.00% | $25,000 | 0.50% | $25,000 |
| Estimated Attorney Fees | 5.00% | $5,000 | 2.00% | $100,000 |
| Estimated Accountant/Auditor Fees | 1.50% | $1,500 | 1.00% | $50,000 |
| General Marketing | 5.00% | $5,000 | 5.00% | $250,000 |
| Research and Development | 0.00% | $0 | 10.00% | $500,000 |
| Manufacturing | 0.00% | $0 | 25.00% | $1,250,000 |
| Equipment Purchases | 4.00% | $4,000 | 1.00% | $50,000 |
| Future Wages | 0.00% | $0 | 20.00% | $1,000,000 |
| Accrued expenses of managers, officers, directors or employees | 0.00% | $0 | 2.00% | $100,000 |
| Repayment of Debt | 40.00% | $40,000 | 5.00% | $250,000 |
| General Working Capital | 16.00% | $16,000 | 15.00% | $750,000 |
| Operational Costs | 0.00% | $0 | 10.00% | $500,000 |
| **Total** | **100.00%** | **$100,000** | **100.00%** | **$5,000,000** |

If the minimum offering amount of $100,000 is raised, proceeds will be used primarily to satisfy existing obligations and essential launch costs, including repayment of outstanding debt, intermediary and professional fees, limited marketing efforts, equipment purchases, and general working capital. At this funding level, the Company does not expect to allocate capital to research and development, manufacturing, or workforce expansion, and operations will remain constrained. If the maximum offering amount of $5,000,000 is raised, proceeds will be deployed to scale the business and accelerate growth. Funds will be allocated toward manufacturing, research and development, future wages, operational costs, and general working capital, with additional investment in marketing, equipment, and professional services. At the maximum raise, no proceeds are expected to be used for debt repayment, allowing capital to be focused on expansion, execution, and long-term value creation.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Dr. George Stanford Pierce Jr

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Dr. George Stanford Pierce Jr. has served as the Company's sole director since inception.

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Healthwave Ventures, Inc., CEO, Director and Founder: Inception-Present
Treating Clinician at EPIC Clinics in Clearwater, FL
Faculty instructor at Life University Faculty instructor at Sherman College of Chiropractic

Dr. Stan Pierce is a Doctor of Chiropractic at **EPIC Clinics**, a Florida-based chiropractic and spinal care practice established in **2015**. Since its inception, EPIC Clinics has focused on advanced, non-invasive solutions for complex spinal and neurological conditions, with Dr. Pierce playing a central role in both clinical care and innovation.
In his clinical capacity, Dr. Pierce is responsible for comprehensive spinal assessments, corrective chiropractic treatment, patient-specific care planning, and the application of advanced spinal technologies designed to improve long-term outcomes and quality of life.
Beyond patient care, Dr. Pierce is the **developer of the Integris Genesis 3-Axis Spinal Machine**, an advanced spinal alignment system engineered to deliver precise, multi-directional movement. The technology reflects his commitment to biomechanical accuracy, innovation in chiropractic care, and the integration of engineering principles into modern spinal health solutions. Healthwave Ventures was founded in 2025, and Dr. Pierce is the founder and sole stockholder since inception.

*Education*

Active Florida state Chiropractic license # CH7894, Bachelor of Science in Nutrition from Life University in 1998, Doctor of Chiropractic from Life University in 1999.

**Officers of the Company**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Dr. George Stanford Pierce Jr

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO, Director and Founder
Inception-Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Healthwave Ventures, Inc., CEO, Director and Founder: Inception-Present
Treating Clinician at EPIC Clinics in Clearwater, FL
Faculty instructor at Life University Faculty instructor at Sherman College of Chiropractic

Dr. Stan Pierce is a Doctor of Chiropractic at **EPIC Clinics**, a Florida-based chiropractic and spinal care practice established in **2015**. Since its inception, EPIC Clinics has focused on advanced, non-invasive solutions for complex spinal and neurological conditions, with Dr. Pierce playing a central role in both clinical care and innovation.
In his clinical capacity, Dr. Pierce is responsible for comprehensive spinal assessments, corrective chiropractic treatment, patient-specific care planning, and the application of advanced spinal technologies designed to improve long-term outcomes and quality of life.
Beyond patient care, Dr. Pierce is the **developer of the Integris Genesis 3-Axis Spinal Machine**, an advanced spinal alignment system engineered to deliver precise, multi-directional movement. The technology reflects his commitment to biomechanical accuracy, innovation in chiropractic care, and the integration of engineering principles into modern spinal health solutions.

*Education*

Active Florida state Chiropractic license # CH7894, Bachelor of Science in Nutrition from Life University in 1998, Doctor of Chiropractic from Life University in 1999.

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

## Employees

The Company currently has 3 employees in Florida, Arizona and Kansas.

The Company has the following employment/labor agreements in place:

| Employee | Description | Effective Date | Termination Date |
|---|---|---|---|
| Kevin Jackson | Business Consultant | May 21, 2025 | N/A |
| Chris Allen | IT Consultant | May 21, 2025 | N/A |

The Company has entered into a consulting arrangement with Kevin Jackson pursuant to which Mr. Jackson provides advisory services related to strategic planning, fundraising, and the Company's Regulation Crowdfunding offering.  Mr. Jackson is paid a fixed fee for his services through the Reg CF offering and will continue consulting services under a new agreement once the offering launches.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Common Stock |
| **Amount outstanding** | 1,000,000 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | No |
| **How this Security may limit, dilute or qualify the Common Stock issued pursuant to Regulation CF** | The Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock. |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100% |
| **Other Material Terms or information.** | These are the same class of securities that are being issued in the Offering |

The Company has the following debt outstanding:

| Type of debt | Startup loan |
|---|---|
| Name of creditor | George Stanford Pierce, Jr |
| Amount outstanding | $40,000.00 |
| Interest rate and payment schedule | Noninterest-bearing loan that will be repaid upon funding. |
| Amortization schedule | N/A |
| Describe any collateral or security | N/A |
| Maturity date | N/A |
| Other material terms | N/A |

The Company has not conducted any offerings, exempt or not, in the past 3 years.

*Valuation*

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $50,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

**Ownership**

Dr. George Stanford Pierce Jr. owns 100% of the Company's issued and outstanding Common Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Dr. George Stanford Pierce Jr | 100.0% |

Following the Offering, the Purchasers will own 0.2% of the Company if the Minimum Amount is raised and approximately 9.09% if the Maximum Amount is raised.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

We are a pre-revenue company, and our primary expenses consist of the following: manufacture of EPIC Integris 3-axis alignment machine. We do not anticipate generating revenue until Oct 2026.

Healthwave Ventures Inc. is strategically positioned to achieve profitability within 12 months of securing our $5M seed funding, anticipated in Q4 2025. We will leverage our milestone-driven commercialization roadmap that capitalizes on our patented (pending) 3-axis sonic realignment technology's rapid path to market validation and revenue generation. Upon receipt of funds, we will immediately allocate resources to initiate multi-site pilot studies with high-value partners, including VA hospitals for PTSD sufferers and neurology clinics for dementia applications, generating early revenue streams through beta licensing agreements for our non-invasive sonic alignment devices. These pilots will not only validate efficacy in alleviating chronic pain and reducing opioid dependency—bolstered by co-authored white papers and peer-reviewed data— but also secure recurring service contracts for device maintenance and recalibration under our ISO 13485 framework, ensuring high-margin (50%+) ancillary income. Parallel to validation, we'll deploy targeted marketing and PR initiatives to amplify earned media through patient transformation stories and exhibit at key events like CES Health Tech and AAOS Orthopedics, fostering B2B partnerships with hospital networks, rehab centers, and sports organizations (e.g., NFL/NCAA affiliates) for exclusive licensing deals outside this raise's scope. We will pursue non-dilutive grants from NIH, VA Innovation, and the Alzheimer's Association—targeting $2M+— will further de-risk operations, offsetting R&D and scaling costs while we diversify manufacturing to mitigate supplier dependencies. With lean operational overhead (under 20% of proceeds) and a focus on high-velocity rollout to our $100B+ addressable markets in traumatic injury, sports medicine, PTSD, and brain disorders, we project breakeven by Q4 2026 through a blend of unit sales, service fees, and grant inflows, transitioning to scalable profitability as national adoption accelerates in 2027. This trajectory is underpinned by conservative assumptions, including 20% market penetration in pilots and robust IP protections, positioning Healthwave to deliver transformative returns while addressing the opioid crisis and saving lives at scale.

## Liquidity and Capital Resources

The proceeds from this Offering will directly bolster Healthwave's operational scalability and financial liquidity, positioning us for accelerated growth in the burgeoning pain management sector. Operationally, the capital infusion will fuel critical investments in R&D to advance our patent-pending sonic-wave technology, expand manufacturing capacity to meet surging demand, and enhance our go-to-market strategy through targeted clinician partnerships and digital marketing initiatives—ultimately reducing unit costs by 25% within the next 18 months and enabling us to serve many more patients annually. On the liquidity front, the funds will provide a robust cash runway exceeding 24 months, mitigating short-term working capital pressures from inventory buildup and receivables cycles, while optimizing our balance sheet to support strategic acquisitions or opportunistic expansions as competitors inevitably enter the fray. This infusion not only de-risks our path to profitability but also ensures agile responsiveness to market dynamics, safeguarding our first-mover advantage.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

## Material Changes and Other Information

## Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to 100,000 shares of Common Stock for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 14, 2027 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Equity St. Portal LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the

Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000.00 in investments is committed and received by the Escrow Facilitator and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided that it is conducted at least 21-days after the time the Offering was opened, and all Investors receive notice, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment), that an Intermediate Close will occur and funds will be released to the Company. Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through Equity St. Portal, LLC the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

### Commission/Fees
A cash-based success fee payable to Equity St. Portal LLC of 3.5% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

### Stock, Warrants and Other Compensation
Securities equal to 2% of the total Securities issued in the Successful Offering will be issued to Equity St. Portal LLC as compensation for serving as the intermediary in this Offering.

### Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

### The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

### Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 1,002,000 shares of common stock, par value $0.0001 per share, of which 1,100,000 common shares will be issued and outstanding.

## Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the Board of Directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

## Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board of Directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

## Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

## Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

## Voting and Control

The Securities have the following voting rights: One vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements applicable to its currently issued and outstanding securities, other than as disclosed under "Related Party Transactions."

## Anti-Dilution Rights

The Securities offered pursuant to this Regulation Crowdfunding offering do not have anti-dilution rights.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Common Stock.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: None.

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Dr. George Stanford Pierce Jr
(Signature)

Dr. George Stanford Pierce Jr
(Name)

CEO and Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Dr. George Stanford Pierce Jr
(Signature)

Dr. George Stanford Pierce Jr
(Name)

CEO and Founder
(Title)

February 23, 2026
(Date)

**EXHIBITS**

Exhibit A      Financial Statements
Exhibit B      Subscription Agreement
Exhibit C      Offering Page
Exhibit D      Transcript

**EXHIBIT A**

*Financial Statements*



## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

Mr. Stan Pierce

Healthwave Ventures, Inc.
205 S Myrtle Ave.
Clearwater, FL 33756

### Report on the Financial Statements

We have audited the accompanying balance sheet of Healthwave Ventures, Inc as of November 30, 2025, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.



### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

### Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Healthwave Vantures, Inc. and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully,

John Ramdeen, CPA

December 5, 2025
Seminole, Florida

9405 94th Street, Seminole, FL 33777 • Phone: (727) 244-9557 • FAX: (727) 344-0028
johnr@ibisaccountingandtax.com • www.IbisAccountingandTaxServices.com

# HEALTHWAVE VENTURES, INC.

## BALANCE SHEET

## AS OF NOVEMBER 30, 2025

|  | USD |
|---|---|
| CASH | 1,605 |
| ACCT RECEIVABLE (S/H) | - |
| OTHER CURRENT ASSETS | |
| SHAREHOLDER LOAN | - |
| DEPRECIABLE ASSETS | |
| ACCUMULATED DEPRECIATION | - |
| OTHER ASSETS | |
| **TOTAL ASSETS** | $ 1,605 |
| ACCT PAYABLE | - |
| SHAREHOLDER LOANS | |
| OTHER CURRENT LIABILITIES | |
| OTHER LIABILITIES | |
| COMMON STOCK | 100 |
| ADDITIONAL PAID IN CAPITAL | 12,584 |
| NET INCOME | (11,079) |
| DIVIDENDS | |
| RETAINED EARNINGS | - |
| **TOTAL ASSETS** | $ 1,605 |

# HEALTHWAVE VENTURES, INC.

## INCOME STATEMENT

## FOR THE SEVEN MONTHS ENDED NOVEMBER 30, 2025

|  | USD |
|---|---|
| Income | - |
| Other Income | - |
| Total Revenues | - |
|  |  |
| COGS |  |
| Cost of Goods Sold | - |
| Total Costs of Good Sold | - |
|  |  |
| Gross Profits | - |
|  |  |
| Advertising / Marketing | - |
| Bank Fees | - |
| Consulting | **11,079** |
| Employee Benefits | - |
| Fuel | - |
| Insurance | - |
| Interest | - |
| Janitorial | - |
| Meals | - |
| Miscellaneous | - |
| Other Taxes | - |
| Outside Services | - |
| Profit Sharing / Pension | - |
| Rents | - |
| Repair & Maintenance | - |
| Supplies & Materials | - |
| Travel | - |
| Utilities | - |
| Wages | - |
| Total Expenses | **11,079** |
|  |  |
| Pre Tax Net Income | (11,079) |
|  |  |
| Corporate Tax | - |
|  |  |
| Net Income | (11,079) |

# HEALTHWAVE VENTURES, INC.
## STATEMENT OF CASH FLOWS
## AS OF NOVEMBER 30, 2025

|  | USD |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES |  |
| NET INCOME / (LOSS) | $ (11,079) |
| **TOTAL NET INCOME** | **(11,079)** |
| ADJUSTMENTS TO NET INCOME |  |
| (INCREASE) / DECREASE | - |
| **TOTAL ADJUSTMENTS** | **-** |
| **NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES** | **(11,079)** |
| CASH FLOWS FROM INVESTING ACTIVITIES | - |
| **NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES** | **-** |
| CASH FLOWS FROM FINANCING ACTIVITIES | 12,684 |
| **NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES** | **12,684** |
| **NET INCREASE / (DECREASE) IN CASH** | **1,605** |
| **CASH AT THE BEGINNING OF THE PERIOD** | **-** |
| **TOTAL CASH AT THE BEGINNING OF THE PERIOD** | **-** |
| **CASH AT THE END OF THE PERIOID** | **$ 1,605** |

# HEALTHWAVE VENTURES, INC.
## STATEMENT OF CHANGES IN OWNERS EQUITY
## AS OF NOVEMBER 30, 2025

|  | USD |
|---|---|
| **REVENUE** | |
| **GROSS PROFIT** | $ - |
|  | - |
|  | |
| **OPERATING EXPENSES** | |
| **OPERATING INCOME / (LOSS)** | 11,079 |
|  | 11,079 |
|  | |
| **OTHER INCOME** | - |
| **INCOME (LOSS) BEFORE INCOME TAXES** | **11,079** |
|  | |
| **INCOME TAX** | |
|  | |
| **NET INCOME** | **(11,079)** |
|  | |
| RETAINED EARNINGS AT BEGINNING OF PERIOD | (11,079) |
| ADJUSTMENTS OF RETAINED EARNINGS | |
|  | |
| **RETAINED EARNINGS AT END OF PERIOD** | **(11,079)** |

**EXHIBIT B**

*Subscription Agreement*

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Healthwave Ventures, Inc
205 S. Myrtle Ave., Clearwater, FL 33756

Ladies and Gentlemen:

The undersigned understands that Healthwave Ventures, Inc, a corporation organized under the laws of Florida (the "Company"), is offering up to $5,000,000.00 of Units of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated February 19, 2026 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12:00 a.m. New York time on February 14, 2027, or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Equity Street Capital (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the

Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Florida, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

**b) Information Concerning the Company.**
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Equity St. Capital, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Equity St. Capital or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Equity St. Capital nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Equity St. Capital nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

### c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company, and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

### d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

4

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Florida, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| If to the Company: | 205 S. Myrtle Ave., Clearwater, FL 33756<br>E-mail: stanpierce99@gmail.com<br>Attention: Stan Pierce, CEO |
|---|---|
| If to the Purchaser: | [PURCHASER ADDRESS]<br>E-mail: [E-MAIL ADDRESS]<br>Attention: [TITLE OF OFFICER TO RECEIVE NOTICES] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| PURCHASER (if an individual): |
|---|
| By_____<br>Name: |

| PURCHASER (if an entity): |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| Healthwave Ventures, Inc |
|---|
| By_____<br>Name:<br>Title: |

**EXHIBIT C**

*Offering Page*




# Healthwave Ventures, inc

**Pending** Time Left
**$100,000** Min. Raise

**$5,000,000** Max. Raise

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## About

Healthwave Ventures pioneers novel 3-axis sonic realignment, non-invasive spinal tech delivering rapid relief, positioning a breakthrough alternative to conventional chiropractic care





# HEALTHWAVE

## Healthwave Ventures, Inc.
## Restoring Alignment. Restoring Hope.

Pain has a way of shrinking your life.

For millions of Americans, especially our veterans, chronic spinal misalignment and discomfort do more than hurt physically. They limit movement, independence, sleep, and dignity. They quietly tax families, careers, and the simple joy of waking up without bracing for the day. Healthwave Ventures, Inc. exists because that reality should not be accepted as inevitable.

## What We Do

Healthwave Ventures has developed and patented a non-invasive spinal alignment machine designed to address structural imbalances in the spine. The technology focuses on restoring proper alignment in a controlled, repeatable manner, without surgery and without pharmaceuticals.

While individual results vary and no medical outcomes are guaranteed, many users report ancillary benefits such as reduced discomfort, improved mobility, and an enhanced sense of physical balance. The core objective is simple and disciplined: address alignment first and allow the body to respond as it naturally can.

This approach reflects a belief that the body is not broken, but often misaligned.

## Who We Aim to Help

Healthwave Ventures' 3-axis precision soundwave machine is built for people who live with constant pain.

This includes:

- **Veterans** whose bodies carried the weight of service long after the uniform came off
- **Chronic pain sufferers** searching for alternatives to lifelong medication or invasive procedures
- **Individuals with spinal misalignment** seeking non-invasive support as part of their wellness journey
- **Caregivers and families** who watch loved ones struggle and want better options available

Veterans hold a special place in our mission. Many returned home with injuries that are difficult to treat and easy to overlook. Supporting those who served is not a slogan to us. It is a responsibility.

## Why This Matters Now

Chronic pain affects tens of millions of Americans and places enormous strain on individuals, families, employers, and the healthcare system. At the same time, many people are actively seeking alternatives to surgery and long-term drug dependency. Healthwave Ventures operates at the intersection of these realities, advancing a patented technology that reflects growing demand for non-invasive, alignment-focused solutions. The opportunity is not about chasing trends, but about addressing a persistent and underserved need.

## Why Consider Investing

An investment in Healthwave Ventures is not just a financial decision. It is a vote of confidence in a mission.

Investors are supporting:

- A **patented technology** with defensible intellectual property
- A company addressing a **large and growing market** tied to chronic pain and spinal health
- A mission-driven organization focused on **veterans and individuals who suffer quietly**
- A disciplined approach to growth, education, and clinical adoption

As with any early-stage investment, there are risks. Returns are not guaranteed. Success depends on execution, market adoption, regulatory considerations, and broader economic conditions. This offering is made pursuant to Regulation Crowdfunding, and prospective investors should review all offering materials carefully before investing.

## A Final Thought

Some investments chase momentum. Others carry meaning.

Healthwave Ventures was founded on the belief that restoring physical alignment can help restore something deeper: confidence, mobility, and hope. For those who support veterans, feel compassion for people in pain, and believe innovation should serve humanity, this is an opportunity to stand with a mission that matters.

Because helping people stand straighter, move freer, and live better is more than a business. It is a cause worth supporting.

# Use of Proceeds

See Attached Form C

# Ownership Structure & Rights of Securities

See Attached Form C

# Risks & Disclosures

See Attached Form C

# Meet the Team





IT Consultant
**Christopher Allen**

CEO
**Stan Pierce**

Business Consultant
**Kevin Jackson**



# Press Mentions





Scientific Rationale, Clinical
Protocols, and Positive Patient
Outcomes of the EPIC Technique
Spinal Procedure

EPIC Spinal Procedure with Sound
Wave Technology Induces
Biomechanical Alignment Putatively
Influencing Pain Response

EPIC Technique Spinal Procedure
Improves Ocular Motion and
Dizziness by Resolving Cranial Nerve
VI Palsy

# Testimonials




Testimonial All the way from Sweden

Watch on ▶ YouTube

# Updates

No updates yet.



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Powered By



**EXHIBIT D**

*Video Transcript*

[00:00:03:11 — 00:00:51:24]
 Hi, I'm Kevin Harrington from the hit TV show Shark Tank as well as the inventor of the infomercial. As a lifelong entrepreneur, I've worked with some incredible companies and had some amazing partners and as a result, I've been able to produce over $5 billion in sales worldwide. And I'm always looking for the next big thing. And I have found just that opportunity and it's going to be part of the mega billion dollar wellness revolution. It's a new company called Epic Clinics that has separated itself from the competition. Epic is a unique chiropractic model that is dominating through technology innovations to correct spinal alignment, taking on a holistic approach to fix the root cause on the inside, allowing the body to naturally heal and recover from all kinds of conditions.

[00:00:52:24 — 00:02:12:18]
 Through its unique patented sound wave adjusting technology, Epic is able to effectively correct the spine quickly, accurately and gently through provable scientific methods with longer lasting results. No guessing, no opinion, no experimenting and no trying, just provable corrective results at the speed of sound. I couldn't be more excited to help launch the spinal wellness industry into the future through the technology of Epic Clinics. You see, the key to generating wealth is staying ahead of the trends. And I look to align with the next cutting edge innovative companies that change the way of their industries like Epic Clinics does. And those who can take decisive action stand to earn a lot of money. And now I'm ready to share it with the world and I want to personally invite you to take a look and see how this company can benefit you. There are only a certain number of franchises made available and when those are secured, the door will close on this opportunity. So whether you're a physician, an entrepreneur, an investor, or this is your first time to own a business, come to the Epic Annual Conference in Clearwater Beach, Florida on September 20th through the 22nd to see how this breakthrough business can work for you. We look forward to meeting with you to discuss this amazing opportunity. Thank you.

[00:00:01:11 - 00:00:13:14]
 This is my second treatment and I really don't know what to say about it except that I was in pain and right now I'm not.

[00:00:15:25 - 00:00:30:24]
 The things that a man actually thinks about is what he can do for himself and how he feels a man is within himself because a lot of that happens within your relationships.

[00:00:33:00 - 00:00:39:18]
 Like if you're bad hurts and you can't perform at home and you just want to make love to your wife and you can't, that's also because of this.

[00:00:41:04 - 00:00:57:07]
 When you go to the bathroom and you feel like your stream is restricted and you kind of wonder why and you kind of think is this prostate or is this something else or when your wife wants to be intimate with you and you can't because your nuts are retracted so far up and it gives you stomach aches.

[00:00:59:29 - 00:01:06:06]
 Or when you're just walking around and you just think about the pain that you're in and you just want to end it.

[00:01:10:00 - 00:01:13:06]
 How you think about what you can do to end it.

[00:01:14:27 - 00:01:15:08]
 Like mine.

[00:01:17:18 - 00:01:23:29]
 I, this is hard to talk about but I'm going to tell you.

[00:01:26:26 - 00:01:32:06]
 I took a 45 long colt which as the government ran to be able to knock down horses back down in the 1800s.

[00:01:33:09 - 00:01:43:18]
 I drilled it out, got the casing down to a point where it was, it flutter up, I crimped it down.

[00:01:44:26 - 00:01:54:20]
 Knew that it was a hollow point. I knew that the pressure would blow the brain stem out so I wouldn't have any pain. These are the things that you think about when you're in this much pain and you don't know what to do.

[00:02:00:04 - 00:02:03:16]
 You forget about the things that are important to you.

[00:02:06:13 — 00:02:09:12]
 You forget about my beautiful little things that I love.

[00:02:11:24 — 00:02:13:27]
 You don't understand how much pain you're in.

[00:02:17:22 — 00:02:23:04]
 The worst part of it is when your hips don't work and you want to go
forward and you can't.

[00:02:26:22 — 00:02:29:09]
 That's when you make your decisions if you don't want to live or not.

[00:02:30:15 — 00:02:31:20]
 But thank God for epic.

[00:02:36:03 — 00:02:39:20]
 It's changed by time in my life and it made me change my mind.

[00:02:40:25 — 00:02:42:11]
 It makes me want to go forward in life.

[00:02:44:07 — 00:02:52:24]
 There may be one or two of you that might relate with this but those
two I'm just telling you to save your life.

[00:00:01:00 — 00:00:20:25]
 Hi, my name is Adriana. I was having a tremendous problem with my TMJ
and anyway it was also in pain a lot and since I've been doing Epic, I
improved tremendously and the pain is totally gone. I recommend this.

[00:00:00:13 - 00:00:00:20]
 Yes.

[00:00:02:04 - 00:00:04:00]
 Hi, I'm Maria Runa from Sweden.

[00:00:05:00 - 00:00:36:29]
 I came to visit Epic because I had a lot of problems with my hip that caused me to not be really able to walk, run, sit up, get out of the chair or my bed, sitting down for a longer time. So it's really been a big issue for me. But already after my second visit at the Epic Clinic, I'm feeling so much better. I can do much more of the activities that I want to and I am super thankful. And I really encourage all of you to go visit the Epic Clinic. Thanks.